February 28, 2013

About the Fund

The STREAM S&P Dynamic Roll Global Commodities Fund (the “Fund”) is designed for investors who want a convenient way to gain an exposure to a diversified selection of commodities and an index strategy that seeks to serve as a benchmark for commodity market performance and to reflect general levels of price movements and inflation in the world economy.

The Fund invests in exchange-traded futures on the commodities comprising the S&P GSCI® Dynamic Roll Excess Return Index1 (the “Index”) with a view to tracking changes in the level of the Index, whether positive or negative, over time. The Index aims to reflect the return of an investment in a world production-weighted portfolio comprised of the principal physical commodities that are the subject of active, liquid futures markets.

Fund & Index Performance[2], ** (as of February 28, 2013)	Fund Listing to Date**	1 Month	3 Month	1 Year	Index Inception to Date**
Fund[3]
NAV per Share	9.09%	-3.61%	-2.51%	N/A	N/A
Market Price	8.99%	-3.77%	-2.70%	N/A	N/A
Underlying Index
S&P GSCI Dynamic Roll Index – ER4	9.77%	-3.54%	-2.32%	-5.98%	-2.19%
Benchmark Indices
S&P GSCI Index - ER4, ***	10.90%	-4.39%	-0.89%	-7.99%	-0.54%
Dow Jones - UBS Commodity Index[5], ***	6.97%	-4.09%	-4.37%	-8.17%	-14.36%
DBIQ Optimum Yield Diversified
Commodity Index– ER5, ***	10.82%	-4.40%	-3.13%	-6.79%	-1.00%

The performance data quoted represents past performance and is not indicative of future results. The risk of loss in trading futures and options on futures can be substantial. The investment returns will fluctuate and Fund shares, when redeemed may be worth more or less than their original cost.

Fund Details
Ticker Symbol	BNPC

Intraday NAV per Share	BNPCIV

Share Price[3]	$27.21

NAV per Share[3]	$27.23

Shares Outstanding	684,000

Management Fee	0.65%

CUSIP	86324B 103

Listing Exchange	NYSE Arca

Fund Futures Weights* – February 28, 2013
Crude Oil	23.26%
Brent Crude Oil	23.12%
Gasoil	8.55%
RBOB Gasoline	6.45%
Heating Oil	6.12%
Corn	4.22%
Chicago Wheat	3.46%
Copper	3.19%
Natural Gas	2.82%
Live Cattle	2.68%
Gold	2.55%
Soybeans	2.37%
Aluminum	2.14%
Lean Hogs	1.57%
Sugar #11	1.55%
Cotton #2	1.14%
Kansas City Wheat	0.82%
Silver	0.77%
Coffee	0.61%
Lead	0.61%
Zinc	0.56%
Nickel	0.54%
Feeder Cattle	0.42%
Cocoa	0.23%

* Weights as a percentage of NAV (subject to change)

PLEASE SEE IMPORTANT CONSIDERATIONS ON THE FOLLOWING PAGE.

** The inception date of the S&P GSCI Dynamic Roll Index was January 27, 2011. The Fund’s exchange listing date on NYSE Arca was June 6, 2012.

*** The S&P GSCI Index is a composite index of commodity sector returns representing an unleveraged, long-only investment in commodity futures that is broadly diversified across the spectrum of commodities. The Dow Jones – UBS Commodity Index is a broadly diversified index that allows investors to track commodity futures through a single, simple measure. The index is designed to minimize concentration in any one commodity or sector. It currently has 19 commodity futures in seven sectors. The DBIQ Optimum Yield Diversified Commodity Index is a rules based index composed of futures contracts on 14 of the most heavily-traded and important physical commodities in the world.

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Index Statistics[6]	Annualized Changes to Index Level	Volatility [7]	Sharpe Ratio[7]
S&P GSCI Dynamic Roll Index**	-1.05%	16.84%	-0.06
S&P GSCI Index***	-0.26%	19.72%	-0.01
Dow Jones-UBS Commodity Index***	-7.15%	15.71%	-0.45
DBIQ Optimum Yield Commodity Index***	-0.48%	17.56%	-0.03

Potential Benefits of the Fund

■ Access to an Enhanced Quantitative Index8: The Fund seeks to track the S&P GSCI Dynamic Roll Index which utilizes a more sophisticated strategy for choosing the optimal futures contract from a broader range of maturities while seeking to minimize the costs of rolling than the liquidity focused S&P GSCI Index.

■ Liquidity: The Fund shares trade on NYSE Arca throughout each trading day and can be bought and sold any time the market is open.

■ Transparency: The Fund invests in actively traded futures contracts and U.S. Treasury Bills and the holdings of the Fund is disclosed daily.

■ Interest Income: The Fund invests its excess cash in U.S. Treasury Bills and earns interest on these securities which accrue to the benefit of investors.

About the Index

The S&P GSCI Dynamic Roll Index (the “Index”) is designed as a benchmark for investment in the commodity markets and as a measure of commodity market performance over time. The Index utilizes a dynamic rolling strategy to determine the optimal contract month at each roll determination date (the third business day of each month). Rather than being limited to the next most liquid contracts, it chooses from a larger number of liquid contract months up to four years forward.

This seeks to maximize yield from rolling long futures contracts in backwardated markets and minimize roll loss from rolling long futures in contangoed markets. A “backwardated” market means a market in which the prices of certain commodity futures contracts are higher for contracts with shorter-term expirations than for contracts with longer-term expirations. A “contangoed” market means a market in which the prices of certain commodity futures contracts are lower for contracts with shorter-term expirations than for contracts with longer-term expirations.

It also seeks to reduce the number of rolls, thereby reducing the cost of rolling where executing a switch from one contract to another may be more expensive than the roll yield gain expected to result from this switch.

Important Considerations

■ The prices of commodities and futures contracts can be volatile and are not suitable for all investors.

■ Given the volatility of futures trading, even a small movement in market prices could cause large losses.

■ The strategy of Fund may not be successful.

The price of the Fund Shares may be lower than the cost and the underlying assets may lose value.

■ The Fund is speculative and involves a high degree of risk. An investor may lose all or substantially all of an investment in the Fund.

■ Please see the prospectus for a full description of how the Fund invests.

■ The Fund is not a mutual fund or any other type of Investment Company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

■ Fund Shares are not FDIC insured, may lose value and have no bank guarantee.

■ The Fund is new and has limited operating history.

■ This investment is not suitable for all investors.

■ Diversification does not eliminate the risk of experiencing investment losses.

■ The Fund could be treated as a Corporation for U.S. Federal Income Tax purposes, which may substantially reduce the value of your shares.

Each investor should carefully consider the investment objectives, risks and expenses of the Fund prior to investing.

STREAM Exchange Traded Trust has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus that is included in that registration statement, as well as the other documents that STREAM Exchange Traded Trust has filed with the SEC, for more complete information about STREAM Exchange Traded Trust and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov, or by downloading them from the STREAM Exchange Traded Trust website http://stream.bnpparibas.com or by submitting a request to ALPS Distributors, Inc., by mail to 1290 Broadway, Suite 1100, Denver, Colorado 80203 or by calling toll-free to (855) 806-2588.

Shares in the Fund are not individually redeemable and can only be redeemed through Authorized Participants and only in creation units which consist of 40,000 Shares.

ALPS Distributors, Inc. is the distributor for the Fund. It is not affiliated with BNP Paribas Quantitative Strategies, LLC., the Commodity Pool Operator for the Fund.

1 You cannot invest directly into an index.

2 Index history has certain inherent limitations and does not represent actual trading performance or the returns of the Fund. Index history does not represent trades that have actually been executed or the costs of execution and may under or over compensate for the impact, if any, of certain market factors, such as illiquidity. No representation is being made that the Fund will generate profits or losses similar to the Fund’s past performance or the Index’s past results.

3 The NAV of the Fund is calculated as of 4pm EST. The Share Price is the midpoint of the highest bid and lowest offer as of the time the Fund’s NAV is calculated. These returns do not represent the returns an investor would receive if the Fund shares were traded at other times. The trading price of the Fund shares may be different from its NAV per Share. Please see stream.bnpparibas.com for the current indicative NAV per Share, Share Price and previous end-of-day NAV per Share.

4 S&P GSCI® Index is a trademark of Standard & Poor’s, a division of McGraw-Hill Companies, Inc. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor’s and its affiliates (collectively “S&P”). S&P makes no representation, condition or warranty, express or implied, to the owners of the Fund or any member of the public regarding the advisability of investing in securities or commodities generally or in the Fund particularly or in the ability of the Index to track market performance and/or to achieve its stated objective and/or to form the basis of a successful investment strategy, as applicable.

5 Dow Jones – UBS Commodity Index is a trademark of Dow Jones & Co., inc and UBS Securities LLC. DBIQ Optimum Yield Diversified Commodity Index is a trademark of Deutsche Bank AG.

6 The Index Statistics are for the period from January 27, 2011, the Index inception date, to February 28, 2013.

7 Volatility is the annualized standard deviation of index returns. Sharpe Ratio is a risk-adjusted measure calculated using the standard deviation and excess return to determine reward per unit of risk. A higher Sharpe Ratio indicates better risk-adjusted performance.

8 Enhanced quantitative indices are indices that try to limit the impact of market mispricing while generating improved risk-adjusted returns.

Contact Us Toll-free (855) 806-2588 | stream.bnpparibas.com	2
BNP000116 Exp 06/30/13